                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)


                                  Treadco, Inc.
                        ---------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                        ---------------------------------
                         (Title of Class of Securities)


                                   894545 10 2
                        ---------------------------------
                                 (CUSIP Number)


                                Richard F. Cooper
         Vice President -- Administration, General Counsel and Secretary
                            Arkansas Best Corporation
                             3801 Old Greenwood Road
                           Fort Smith, Arkansas 72903
                                 (501) 785-6000
       --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                January 22, 1999
             --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-----------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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   CUSIP NO. 894545 10 2           13D/A                 PAGE 2 OF 7 PAGES
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
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1       NAME OF REPORTING PERSON
        IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Arkansas Best Corporation;  71-0673405
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)[ ]
                                                                          (b)[x]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                       7    SOLE VOTING POWER
 NUMBER OF SHARES           2,497,200
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH
      PERSON                1,132,775(1)
       WITH           ----------------------------------------------------------
                       9    SOLE DISPOSITIVE POWER

                            2,497,200
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,629,975(1)
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12      CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                              [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        71.6%(1)
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

-----------
(1) Pursuant to a letter dated January 22, 1999 (the "Support Agreement"), Shapiro Capital Management Company, Inc., granted Arkansas Best Corporation ("ABC") a proxy to vote under certain circumstances 1,132,775 shares of the common stock, $.01 par value per share (the "Common Stock"), of Treadco, Inc. (the "Company"). See Items 4 and 6 herein. The number of shares reported above to be beneficially owned by ABC and the percentage thereof in relation to the outstanding Common Stock of the Company includes the shares subject to the Support Agreement.



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                                                               PAGE 3 OF 7 PAGES

         This Amendment No. 1 amend and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 18, 1998 by Arkansas Best Corporation. Except as otherwise set forth in this Amendment No. 1 the information previously set forth in the Schedule 13D remains applicable. Any statement contained in the Schedule 13D shall be deemed to be modified or superseded to the extent that a statement contained herein modifies or supersedes such statement.

ITEM 1.       SECURITY AND ISSUER

              The class of securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock") of Treadco, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 1101 South 21st Street, Fort Smith, Arkansas 72901.

ITEM 2.       IDENTITY AND BACKGROUND

              This statement is being filed on behalf of Arkansas Best Corporation, a Delaware corporation ("ABC"). ABC's principal business and office address is 3801 Old Greenwood Road, Fort Smith, Arkansas 72903. ABC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). ABC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has subjected it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Not applicable.


ITEM 4.       PURPOSE OF TRANSACTION

              Pursuant to a letter dated January 22, 1999 (the "Support Agreement"), Shapiro Capital Management Company, Inc. ("Shapiro Capital"), the beneficial owner of 1,132,775 shares of the Common Stock, agreed to support the proposed transaction described below. The terms of the Support Agreement are described in Item 6 below.

              The purpose of the Support Agreement is to facilitate the approval of a transaction that ABC proposed to the board of directors of the Company by letter dated January 22, 1999 (the "Proposal"). In the Proposal, ABC proposed that the shares of Common Stock not owned by ABC would receive $9.00 per share in cash (the "Proposed Transaction"). Upon consummation of the Proposed Transaction, the Company would become a wholly owned subsidiary of ABC, and the Common Stock would no longer be publicly traded. The Proposal and related press releases regarding the foregoing are attached hereto as exhibits and are incorporated herein by reference.

              Consummation of the Proposed Transaction is subject to a number of contingencies including the approval of the Proposed Transaction by a special committee of independent directors of the Company's board of directors and the negotiation of a definitive agreement, which will include customary closing conditions.

              ABC intends to continue to review from time to time its position with respect to the shares of Common Stock, and may, depending on the special committee's response to the Proposal, the circumstances then existing, including its evaluation of the Company's business, assets, operations, the industry in general, economic conditions, prevailing market prices for the Common Stock, investment


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                                                               PAGE 4 OF 7 PAGES

         opportunities of ABC, and other factors, determine to increase, decrease or dispose of the ownership of the Common Stock, or revise or retract the Proposal.

              Except as described above, as of the date hereof, ABC has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) As of the close of business on January 22, 1999, ABC beneficially owned (within the meaning of Rule 13d-3) 3,629,975 shares of Common Stock, which constitute approximately 71.6% of the issued and outstanding shares of Common Stock (as calculated in accordance with such rule), based on 5,072,255 shares issued and outstanding as of October 31, 1998 (as represented in the Company's Form 10-Q for the quarter ended September 30, 1998).

              (b) ABC has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 2,497,200 shares of Common Stock it beneficially owns. ABC has the shared power to vote or direct the vote of, but not the sole or shared power to dispose or direct the disposition of, 1,132,775 shares of Common Stock subject to the Support Agreement, which is described in Item 6 below. The voting power of such shares is shared with Shapiro Capital, a registered investment adviser under the Investment Advisers Act of 1940. Shapiro Capital's principal business and office address is 3060 Peachtree Rd. N.W., Suite 1555, Atlanta, Georgia 30305. To the knowledge of the undersigned, Shapiro Capital has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the undersigned, Shapiro Capital has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has subjected it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The responses to Items (7) through
         (11) of the portions of the cover page of Schedule 13D filed herewith that relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

              (c) ABC has not purchased or sold or agreed to purchase or sell shares of the Common Stock during the past sixty (60) days.

              (d) Not applicable.

              (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Pursuant to the Support Agreement, Shapiro Capital granted ABC a proxy to vote 1,132,775 shares of Common Stock for the approval of the Proposed Transaction and against any corporate action the consummation of which would violate, frustrate the purpose of, or prevent or delay the Proposed Transaction. The Support Agreement will terminate upon the earlier of (i) July 31, 1999, (ii) March 31, 1999 if ABC and the Company have not entered into a definitive agreement regarding the Proposed Transaction by such date or (iii) the consummation of the Proposed Transaction. The Support Agreement is attached hereto as an exhibit and is incorporated herein by reference.

              To the knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between ABC and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


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                                                               PAGE 5 OF 7 PAGES


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     (1)      Letter dated January 22, 1999 from Shapiro Capital to ABC.
     (2) Letter dated January 22, 1999 from ABC to the Board of Directors of the Company.
     (3)      Press Release of ABC dated January 22, 1999.
     (4)      Press Release of the Company dated January 22, 1999.

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                                                               PAGE 6 OF 7 PAGES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of January 26, 1999.

                                       ARKANSAS BEST CORPORATION


                                       By:  /s/ Richard F. Cooper
                                          ------------------------------
                                            Richard F. Cooper
                                            Vice President -- Administration,
                                            General Counsel and Secretary



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                                                               PAGE 7 OF 7 PAGES

                                  EXHIBIT INDEX


Exhibit                            Item

(1)   Letter dated January 22, 1999 from Shapiro Capital to ABC.
(2) Letter dated January 22, 1999 from ABC to the Board of Directors of the Company.
(3)   Press Release of ABC dated January 22, 1999.
(4)   Press Release of the Company dated January 22, 1999.